First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166

VIA EDGAR TRANSMISSION
----------------------

December 12, 2011

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE:  POST-EFFECTIVE AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT ON FORM N-4
     FOR
     FIRST METLIFE INVESTORS INSURANCE COMPANY
     FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 811-08306 AND 333-176680)

Dear Mr. Oh:

MetLife Investors USA Insurance Company (the "Company"), on its own behalf and on behalf of MetLife Investors USA Separate Account A (the "Separate Account"), provides this letter in response to oral comments provided by the staff of the U.S. Securities and Exchange Commission ("Commission") on December 5, 2011, with respect to Post-Effective Amendment No. 2 to the Separate Account's registration statement.

The Company acknowledges that:

    . Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing;

    . the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

    . the Company, on behalf of the Separate Account, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * *

If you have any questions or further comments, please call the undersigned at
(212) 578-3387 or Tom Conner at (202) 383-0590.

Sincerely,

/s/ Gregory E. Illson
-------------------------
Gregory E. Illson
Vice President

cc:  W. Thomas Conner, Esq.
     Patrice M. Pitts, Esq.
     Michele H. Abate, Esq.
     John B. Towers, Esq.